PART 1


ITEM I            DESCRIPTION OF BUSINESS

REII INCORPORATED, a Delaware Corporation, (hereinafter the" Company") was incorporated on August 24, 1994, under the name of BAP ACQUISITION CORP. On July 1, 1995 the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Common Stock of Ricketts Enterprises International, Inc., a Florida Corporation (hereinafter "REI") Said acquisition was completed on November 21,1995.
Prior to the acquisition of REI the Company had not engaged in any form
Of commercial business activity and as a result had no operating history. Further, prior to the acquisition of REI, neither the Company nor any of its Officers, Directors, had any affiliation with REI and REI or any of its Officers, Directors or Principal Shareholders had any affiliation with the Company. REI was incorporated on February 23, 1993 as closely held Sub-Chapter "S" Corporation to own and manage real estate properties, both residential and commercial. The principal business activity of the Company is currently carried on through its wholly owned REI subsidiary. From date of incorporation to date of acquisition by the Company, REI's Principal Officers, Directors and shareholders were Garfield H. Ricketts and Una Ricketts husband and wife. One June 1, 1993, MR. Dan McCaslin a licensed Real Estate Broker in the state Of Florida, was appointed as an Vice President and Director of REI. In March of 1997, Mr. Garfield Ricketts obtained his Florida Real Estate Broker's License and now represents the Company. Mr. McCaslin has since resigned his position with the company because of other commitments.

REI is a duly licensed Real Estate Corporation in the State of Florida, and is presently active in the ownership, management and sale of Real Estate in two States ( Florida, and Texas). In addition REI is a member of the Naples Board of Realtors, and the Multiple Listing Service, and the Naples Chamber Of Commerce.

As a result of the acquisition of REI the Company currently owns seven single family residences, and five residential duplexes (10 units). All of the improved properties are rented to third party tenants.

All the property owned by the Company to date resulted from the transfer to REI of properties belonging to the President of the Company and REI, Mr. Garfield Ricketts, except for two single family residences and three duplexes, acquired from Garfield due to a purchase agreement stated in a letter of intent dated January 15th, 1995.

REI acquired the Portfolio based solely on the assumption of the existing outstanding mortgages in the amount of $148,148, Mr Ricketts contributed equity in the properties of $ 140,342.00 and transaction costs in the amount of $46,702 to shareholders equity in REI, except for the most recent acquisition by REI from Garfield Ricketts. The purchase price of these five properties was financed by a first mortgage of $358,500.00 provided by WASHINGTON MUTUAL BANK FA, and a note from Garfield Ricketts in the amount of $ 185,500.00 for a total acquisition cost of $ 544,000.00.

A prior agreement in principle between REI and the Company represented by a letter of agreement dated January 15, 1996, to acquire additional 26 residential rental Properties and one commercial office property held by the former REI shareholder, has been canceled by the consent of all parties.

At present the Company does not have in place any policies, procedures or controls with respect to entering into future transactions with it Officers, Directors, Shareholders, or other related parties.

The long term goals of the Company are to acquire and develop commercial and residential properties in southwest Florida, and to seek out and acquire other business related to the real estate industry. The Company presently has no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company.

Future diversification will reduce the isk of operating losses if there is a downturn in the real estate rental market, and will enhance the Company's ability to increase income where possible. The fact that the Company operates in two States rather than in a single area of a single State, allows it to take advantage of all opportunities that may be available in the areas in which it operates.

There are no immediate plans to widen the area of operation, however such expansion may be considered in the future.

COMPETITION

The Company is a comparatively new entrant to the residential rental market in Florida, but since rental properties in the moderate income range in the markets where the Company owns and manages properties are at a premium the Company is able to compete. In Southwest Florida market, the Company's prime operating area, trends indicate a continuing short supply of residential properties available to service the non-tourist rental market demand. Only a small amount of additional apartments are currently being built each year, however current studies indicate that a minimum of 2500 rental units will be required over the next 5 years. as a result it is anticipated that the continuing small growth rate will leave the residential rental market under supplied for the foreseeable future, as well as rental income at a premiums However, no assurance can be made that such a shortage will continue to exist at such time as the Company expands into the market or if any expansion at all will occur. The Company is in no way exempt from competition and there is always the possibility that major national developers will enter the market and accelerate the production of non-tourist residential rental units that will directly compete with the Company's expansion plan. Accelerated development could also have a material effect on the rental income the Company generates and the Company may have to lower its rental rates in order to compete.
Information regarding the current short supply of non-tourist residential rental properties in the moderate income range is a result of the Company's study of the marketplace where the Company has relied on information and statistics generated by Boards of Realtors and Local Governments including planning and zoning departments.

EVALUATION OF OPPORTUNITIES

Mr. Garfield Ricketts, the Company's President and a Licensed Real Estate Broker, in the State of Florida, has been acquiring and selling real estate since 1981 and built a significant portfolio of residential properties in Florida, and Texas As a result Mr. Ricketts has the knowledge to seek out the best available opportunities for acquisition by the Company. The fact that southwest Florida, at the present time, is one of the fastest growing areas in the country, the Company believes that substantial growth can be achieved by acquiring existing Income producing properties as well as vacant land to be held for future development.








MERGER AND / ACQUISITION OPPORTUNITIES

Even though mergers can be a path to growth and development, the Company will seek only mergers with or acquire firms that can provide audited financial statements, can easily fall within the scope of the Company's present and future growth plans. There are certain risks which may arise from any merger situation, especially where there is an opportunity to acquire or merge with a relative new operating entity, however all efforts will be exercised to minimize such risks with careful examination of the merging or to be acquired company, its audited financial statements as well as any analysis of the potential for Success based on present and potential competition and overall market conditions. However, there is no assurance that the Company's financial ability will ever allow it to make acquisitions, or complete a merger or develop Real Estate.

FACILITIES

The Company presently occupies approximately 1000 square feet of office space in the city of Naples, Florida, 35 miles south of Fort Myers, Florida. The property in which the office is located is presently owned by the President of the Company.

The office is fully, supported with all the necessary computers and office equipment and furniture required to efficiently conduct a real estate property management operation. The Company pays the sum of $886.75 monthly for the rental, maintenance and other costs of the facility. It is anticipated however that larger facilities will be needed in the near future to accommodate anticipated expansion of the Company's operations.

EMPLOYEES

Currently the Company has no fall time staff employees. All current workers are either contract employees or commission personnel.
The Company employs contract management and maintenance services for the properties it manages in Cape Coral, Florida and Texas. In Naples, Florida the Company is managed by its President and other Company Officers. All property maintenance work is accomplished via third party independent contractors.

There are no employment contracts with any individuals working for or associated with the Company or its subsidiary.

INDUSTRY SEGMENTS

No information is presented as to industry segments. The Company is presently engaged in a single line of business, the owning, rental, and management of commercial and residential real estate and/or related real estate products, and services. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB for a statement of the Company's revenues and operating profit (loss) for the past two fiscal years.

GOVERNMENT REGLATIONS

The Company is regulated pursuant to the Securities Act of 1934, as well as the rules and regulations promulgated by the Securities and Exchange Commission. The Company is also subject to State Securities Laws in the States where it operates as well as the States in which its securities may be sold. In addition, since the Company is engaged in the purchase, sale, rental and management of real estate it is subject to the real property laws and the rules and regulations enacted by the Real Estate Commissions in each of the States in which it operates. As a result the Company is required to retain the services of a Licensed Real Estate Broker to represent the Company in its real estate activities in each of the States in which it operates.

ITEM 2 DESCRIPTION OF PROPERTY

The Information required by this item 2, are as follows:

	5330 Jennings Street,
	Naples, FL 34112:-A three Bedrooms, 2 bathrooms, Living room, Dining room, single family house with a single attached garage.

	5326 Jennings Street,
	Naples, FL 34112- A three Bedroom, 2 Bathrooms, Living room, Dining room, Single Family house with a single attached garage

	5450 Hardee Street,
	Naples, FL 34112:-A three Bedrooms, 2 Bathrooms, Living room, Dining room, Family room, single family house.

	5238/5240 Hardee Street,
	Naples, FL 34112:-A Duplex consisting of 2 two Bedrooms, 1 Bathroom living units.

	4603 A/B Orchard Lane,
	Naples, FL 34112:- A duplex consisting of 2 Two bedrooms, 1 Bathroom Living units.

 	17605 North Hagen DR,
	Houston Texas:- A Three Bedrooms, 2 Bathrooms, Living room, Dining room with two car garage attached.

	17539 North Hagen Dr.
	Houston Texas:- A three Bedrooms, 2 Bathrooms, Living room, Dining room, and a two car garage attached.

	222 Willoughby Drive,
	Naples FL 34103:- Three Bedrooms, 2 1/2 Bathrooms, living room,
        Dining 	room, a two car garage attached, and a screened below ground pool.

	205 SW 33rd Street,
	Cape Coral, FL 33991:-A three bedrooms, 2 Bathroom, Living room,
        Dining 	room, a two car garage attached and a screened below ground
        pool

	1110 SE 9th Court,
	Cape Coral, FL 33393:- a Duplex containing two 2 Bedroom, 2 bathroom living units

	1009 SE 9th Avenue;
	Cape Coral, FL 33393:- a Duplex containing two 2 Bedroom, 2 bathroom living units.

	5247-5249 24th Avenue SW,
	Golden Gate, FL 34116: a Duplex containing two 2 Bedroom, 2 bathroom Living Units.

ITEM 3; LEGAL PROCEEDINGS

The company is not presently a party to any litigation of any kind or nature whatsoever, nor to the Company's best knowledge and belief is any litigation threatened or contemplated.

ITEM 4; SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On December 31, 2001 the annual meeting of stockholders and Directors was held at the Company's principal Offices at 1051-5th Avenue North, Naples, Florida 34102. The purpose of the meeting was to re-elect the officers and directors of the Company. Of the 4,655,310 shares outstanding 3,634,530 shares were represented by proxy and in person. Officers and Directors present at the meeting were Garfield Ricketts, Chairman, Una M Ricketts Secretary/ Treasurer and Vice President Karen Ricketts. The meeting was called to order by the Chairman at 10:30 AM. and the following officers and directors were unanimously re-elected.

Garfield Ricketts-Chairman/Chief Operating Officer and Director.
Una M. Ricketts- Secretary/Treasurer and Chief Financial Officer
Karen M. Ricketts Vice President and Director

There were no settlement that terminated any solicitation under Rule 14a-11

				      PART 11

ITEM 1: MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS' MATTERS

	(A) Marketing information: The  Company's Common or
Preferred Stock has been registered with the Securities and Exchange Commission under Section 12(g) of the Exchange Act. There is no established public trading market for the Company's issued and outstanding common stock. In the near future the Company intends to seek sponsorship of one or more NASD Member Registered Securities Dealers and a quotation on the National Association of Securities Dealers NASDAQ quotation system at the Bulletin Board Level.

       (B) Holders: The number of record holders of shares of the Company's Common stock as of December 31, 1998 was 1316, inclusive of those brokerage firms and/or clearing houses, if any holding shares of the Company's Common stock for their clientele (with such brokerage house and/or clearing house, if any, being considered as one holder). The agregate number of shares of the Company's common stock issued and outstanding as of December 31, 1998 was 4,655,310, of this amount 3,500,000 shares were issued in 1995 pursuant to the acquisition of REI and said shares are deemed "restricted securities" as defined by Rule 144 of the Securities Act of 1933, as amended. As to the balance of outstanding shares of the Company's Common Stock, 1,155,310 shares are considered to have been issued and outstanding for more than two years and may be sold or otherwise transferred without restriction unless held by an affiliate or controlling stockholder of the Company. Of these shares, the Company is not aware of any held by affiliates, officers or Directors of the Company or beneficial interests thereof. The Company has no holders of Preferred Stock.

       (C) Dividends: The Company has not paid or declared any dividends upon its shares of common stock since its inception and by reason of its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its shares of common stock in the foreseeable future.